[Letterhead of Sutherland Asbill & Brennan LLP]

June 15, 2015

VIA EDGAR

Sheila Stout, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	KCAP Financial, Inc. – Form 10-K for the year ended December 31, 2014

Dear Ms. Stout:

On behalf of KCAP Financial, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us on May 13, 2015, regarding the Company’s Form 10-K for the year ended December 31, 2014 (the “Form 10-K”). The Staff’s comments are set forth below and are followed by the Company’s responses.

1.            Comment: We note that the Company holds a number of investments in holding companies. In this regard, we refer the Company to the October 2014 IM Guidance Update, “Investment Company Consolidation” which states, in part:

“In reviewing registration statements and financial statements, the staff has observed a number of BDCs that have wholly owned subsidiaries, for example, in order to facilitate investment in a portfolio company. Certain of these BDCs do not consolidate such subsidiaries, even though the design and purpose of the subsidiary (e.g., a holding company) may be to act as an extension of the BDC’s investment operations and to facilitate the execution of the BDC’s investment strategy. As part of the registration statement and financial statement review process, the staff has generally suggested BDCs consolidate such subsidiaries because the staff believes that consolidation provides investors with the most meaningful financial presentation in those statements.”

The Company should review the above-referenced IM Guidance Update and confirm to the Staff that none of the Company’s holding company investments are an extension of the Company’s investment operations nor are they designed to facilitate the execution of the Company’s investment strategy.

Response: The Company has reviewed the October 2014 IM Guidance Update, “Investment Company Consolidation” (the “IM Guidance”) and confirms that its holding company investments are not an extension of its investment operations nor are they designed to facilitate the execution of its investment strategy, in each case as outlined in the IM Guidance. In this regard, none of the holding companies of the Company’s holding company investments was created for or in contemplation of the Company’s investment therein or a subsidiary thereof.

2.            Comment: Please inform us whether the Company has assessed the implications of Rule 3-09 and Rule 4-08(g) of Regulation S-X. Also, please confirm to us that all entities that the Company is required to consolidate under SEC rules and U.S. generally accepted accounting principles have been consolidated in the financial statements included in the Form 10-K.

Response: The Company has undertaken an analysis related to Rules 3-09 or 4-08(g) of Regulation S-X and confirms that no additional financial disclosure relating to its investment portfolio is required to be included as a result thereof. In addition, the Company confirms that all entities that it is required to consolidate under SEC rules and U.S. generally accepted accounting principles have been consolidated in the financial statements included in the Form 10-K.

3.            Comment: Please advise us whether there is an overlap in the portfolio management team at the Company and the Asset Manager Affiliates.

Response: There is no overlap in the portfolio management team at the Company and the Asset Manager Affiliates (i.e., the portfolio management team at the Asset Manager Affiliates makes investment decisions independent from the Company). However, certain of the Company’s executive officers also act in similar capacities for one or both of the Asset Manager Affiliates.

4.            Comment: We refer to the audited financial statements for the year ended December 31, 2013 of Katonah X CLO Ltd. included in the Form 10-K in accordance with Rule 3-09 of Regulation S-X. We also refer to the summarized financial information for the year ended December 31, 2014 of Katonah X CLO Ltd. included in the Form 10-K. In light of the guidance set forth in Section 2405.3 of the Financial Reporting Manual of the SEC’s Division of Corporation Finance, please advise us as to why the Company did not include unaudited financial statements for the year ended December 31, 2014 of Katonah X CLO Ltd. in the Form 10-K (i.e., instead of the summarized financial information for the year ended December 31, 2014 of Katonah X CLO Ltd. that was included in the Form 10-K).

Response: Please be advised that the Company’s investment in Katonah X CLO Ltd. only triggered the summary financial information requirement of Rule 4-08(g) of Regulation S-X for the year ended December 31, 2013 and not the separate audited financial statement requirement of Rule 3-09 of Regulation S-X. However, the Company elected to satisfy the requirement to include summary financial information for the year ended December 31, 2013 of Katonah X CLO Ltd. in its Form 10-K for the year ended December 31, 2013 (the “2013 Form 10-K”) by the inclusion of separate audited financial statements of Katonah X CLO Ltd. in the 2013 Form 10-K. The Company re-assessed this approach in connection with the Form 10-K filing and ultimately decided to only provide summary financial information of Katonah X CLO Ltd. for the year ended December 31, 2014 in accordance with Rule 4-08(g) of Regulation S-X given that the Company’s investment therein again only triggered the summary financial information requirement of Rule 4-08(g) of Regulation S-X.

2

5.            Comment: We refer to the statement in the Form 10-K that “[a]lthough there was no effect on net income or total shareholders’ equity as a result of this error, the Company has nevertheless determined that these errors are material and, as a result, previously issued financial statements have been restated to correct for the error.” Please advise us as to why the Company believes it is not misleading to use the term “net income” in the foregoing sentence given the potential confusion by investors of such term with the term “net investment income.”

Response: Net income, which is often referred to as “the bottom line” since it is listed at the bottom of the income statement, is generally understood to mean the residual of all revenues and gains over all expenses and losses for the period. Given such fact, the Company used to the term “net income” in the sentence referenced by the Staff to indicate that the accounting errors did not impact the Company’s “bottom line” numbers for the prior periods, but instead impacted other offsetting line items on the income statement. Moreover, the Company does not believe that investors will confuse the term “net income” with the term “net investment income” given that the immediately preceding sentence states that the accounting errors resulted in net investment income being overstated for the applicable periods. Finally, the Company notes that other business development companies (“BDCs”) and research analysts covering BDCs use the term “net income” in the same manner as the Company used it in the Form 10-K.

6.            Comment: We refer to the adjustments disclosed in various locations in the Form 10-K. Please explain to us why the adjustments resulted in an increase in investment income from “CLO Fund Securities managed by non-affiliates,” but a decrease in investment income from “CLO Fund Securities managed by affiliates.”

Response: As set forth on Exhibit A attached hereto, the application of the effective interest method in accounting for the investment income from the Company’s equity investments in collateralized loan obligation funds (“CLOs”) resulted in increases as well as decreases in the adjusted investment income recognized from the individual CLO equity investments included within the “CLO Fund Securities managed by affiliates” category. However, because such decreases exceeded such increases on an aggregate basis, the adjustment line item in the Form 10-K referenced by the Staff only discloses the net decrease in investment income from “CLO Fund Securities managed by affiliates” and not the variability therein.

Similarly, the application of the effective interest method in accounting for the investment income from the Company’s CLO equity investments resulted in increases as well as a decrease in the adjusted investment income recognized from the individual CLO equity investments included within the “CLO Fund Securities managed by non-affiliates” category. However, because such increases exceeded such decrease on an aggregate basis, the adjustment line item in the Form 10-K referenced by the Staff only discloses the net increase in investment income from “CLO Fund Securities managed by non-affiliates” and not the variability therein.

The above-discussed variability in connection with the application of the effective interest method to the Company’s CLO equity investments is the result of the varying inputs, particularly, changes in expected future cash flows, applicable to each of the Company’s CLO equity investments. As a result, the reason for the difference between adjusted investment income recognized under the effective interest method from the “CLO Fund Securities managed by non-affiliates” and the “CLO Fund Securities managed by affiliates” is a function of the above-described netting as well as the varying inputs applicable to each of the Company’s CLO equity investments used in connection therewith.

3

7.            Comment: Unfunded commitments, which are contractual obligations of the Company to make loans up to a specified amount at future dates, may subject the Company to risks similar to those created by standby commitment agreements. Unfunded commitments, like standby commitment agreements, may be senior securities under Section 18(g) (“any … obligation or instrument constituting a security and evidencing indebtedness”). See Investment Company Act Release 10666, “Securities Trading Practices of Registered Investment Companies” (April 18, 1979). We consider unfunded commitments that specify an interest rate to be senior securities subject to the coverage requirements of Sections 18 and 61 unless the Company has segregated liquid assets, or does it have borrowing capacity within its 200% asset coverage limitation, equal to the market value of its unfunded commitments. Does the Company currently treat its unfunded commitments as senior securities? If not, why not? Does the Company currently segregate liquid assets sufficient to cover its unfunded commitments?

Response: As of March 31, 2015 and December 31, 2014, the Company had no outstanding commitments to extend credit to any of its portfolio companies. Currently, the Company only has an outstanding commitment to extend credit to one portfolio company, Trimaran Advisors, LLC (“Trimaran”), pursuant to the terms of a $23 million senior revolving credit facility. Trimaran borrows under the facility from time to time to facilitate the warehousing of loans in connection with the formation of new CLOs to be managed by the Asset Manager Affiliates. However, because the Company controls the Asset Manager Affiliates, they would not enter into a warehouse and Trimaran would not borrow under the facility without the Company’s prior consent. As a result, the Company believes that this arrangement differs significantly from the other arrangements that the Staff is currently focusing on in connection with its review of SEC filings by other BDCs given that these BDCs are contractually obligated to fund these other instruments if certain objective criteria set forth therein were satisfied. Thus, the Company does not treat the Trimaran senior revolving credit facility as a “senior security” for purposes of the Investment Company Act of 1940 and, accordingly, does not “cover” such arrangement by earmarking and holding unencumbered liquid assets equal in value to the amounts outstanding under the Trimaran senior revolving credit facility.

Notwithstanding the foregoing, the Company understands that the Staff is in discussions with a number of other BDCs with respect to this issue and, as a result, undertakes to comply with any industry-wide position taken by the Staff resulting therefrom with respect to unfunded commitments other than the Trimaran senior revolving credit facility and similar arrangements with entities controlled by the Company.

8.            Comment: We refer to the disclosure under the heading entitled “Management’s Report on Internal Control over Financial Reporting” on pages 74 and 75 of the Form 10-K. Please advise us why the disclosure therein does not discuss the error relating to the Company’s accounting for its equity investments in collateralized loan obligation funds discussed elsewhere in the Form 10-K.

4

Response: The Company determined that the error relating to the Company’s accounting for its equity investments in collateralized loan obligation funds resulted in a significant deficiency in its internal control over financial reporting and that the error relating to the distributions received by it from the Asset Manager Affiliates resulted in a material weakness in its internal control over financial reporting. As a result and in conformance with guidance issued by the Office of Chief Accountant of the SEC’s Division of Corporation Finance, the Company only disclosed the material weaknesses in its internal control over financial reporting relating to the distributions received by it from the Asset Manager Affiliates in the management’s report on internal control over financial reporting included in the Form 10-K.1

9.            Comment: On a going-forward basis, please include the schedule required by Rule 12-14 of Regulation S-X in an appropriate location in the Company’s SEC filings. Similarly, please separately identify each investment in the Company’s schedule of investments as a controlled investment, an affiliate investment or a non-controlled/non-affiliate investment.

Response: The Company will comply with the Staff’s comment regarding Rule 12-14 of Regulation S-X with its next Form 10-K filing. In addition, the Company will comply with the Staff’s comment regarding categorizing its investments in its schedule of investments in one of the three categories noted above in its SEC filings starting with its Form 10-Q for the quarter ending June 30, 2015.

10.            Comment: We refer to the borrowings table on page F-54 of the Form 10-K. Please identify the applicable LIBOR rate associated with each debt security described therein. Similarly, please identify the floating rate associated with each of the CLO rated notes set forth on page S-36 of the Form 10-K.

Response: The Company will comply with this comment in connection with its next filing with the SEC.

11.            Comment: We refer to footnote 9 of the Company’s schedule of investments which identifies those securities that are qualifying assets for purposes of Section 55(a) of the Investment Company Act of 1940 (the “1940 Act”).  Consider disclosing the percentage of qualifying assets at the reporting period date.

Response: The Company advises the Staff that information regarding the percentage of qualifying assets at the reporting period date is disclosed in Note 4 – Investments to the notes accompanying the financial statements. Specifically, Note 4 discloses that “[a]t December 31, 2014 and December 31, 2013, the total amount of non-qualifying assets was approximately 21% and 19% of total assets, respectively.” As a result, the Company respectfully does not believe it is necessary to make the requested change.

1 See Question 11 from “Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions (revised October 6, 2004)” issued by the Office of Chief Accountant of the SEC’s Division of Corporation Finance, which is available at https://www.sec.gov/info/accountants/controlfaq1004.htm. For your convenience, we have reproduced such question and the related answer below:

Q: Must identified significant deficiencies be disclosed either as part of management’s report on internal control over financial reporting or elsewhere in a registrant’s periodic reports?

A: A registrant is obligated to identify and publicly disclose all material weaknesses. If management identifies a significant deficiency it is not obligated by virtue of that fact to publicly disclose the existence or nature of the significant deficiency. However, if management identifies a significant deficiency that, when combined with other significant deficiencies, is determined to be a material weakness, management must disclose the material weakness and, to the extent material to an understanding of the disclosure, the nature of the significant deficiencies. In addition, if a material change is made to either disclosure controls and procedures or to internal control over financial reporting in response to a significant deficiency, the registrant is required to disclose such change and should consider whether it is necessary to discuss further the nature of the significant deficiency in order to render the disclosure not misleading. A registrant’s auditor that is aware of a significant deficiency is required to communicate the significant deficiency to the audit committee as required by PCAOB Auditing Standard No. 2.

5

12.            Comment: We refer to the line item entitled “Due from Affiliates” on the Company’s consolidated balance sheets. Please advise us as to whether the $3,027,409 receivable has since been paid by the affiliate.

Response: Approximately $2.8 million of the $3.0 million due from affiliates balance at December 31, 2014 related to the fourth quarter 2014 distribution receivable from the Asset Manager Affiliates. The $2.8 million distribution was paid to the Company by the Asset Manager Affiliates on January 27, 2015. The remainder of the receivable pertains to ordinary course business expenses allocated among the Company and the Asset Manager Affiliates, including overhead and operating expenses such as rent, insurance and professional fees. Thus, balances due from or payable to the AMAs will fluctuate and could be a receivable or payable, depending upon the type of expense transaction, which entity paid it and the relative allocation of such expense among the Company and its various affiliates.

13.            Comment: Please add a line item entitled “Commitments and Contingencies” on the Company’s consolidated balance sheets and add a parenthetical thereto which includes a cross-reference to Note 9. Commitments and Contingences. The same comment applies to the consolidated balance sheets of the Asset Manager Affiliates included in the Form 10-K.

Response: The Company will comply with this comment in connection with its next filing with the SEC.

14.            Comment: In accordance with Rule 6-04 of Regulation S-X, please state separately amounts payable to “officers and directors” on the face of the Company’s consolidated balance sheets.

Response: The Company will comply with this comment in its SEC filings starting with its Form 10-Q for the quarter ending June 30, 2015.

15.            Comment: Please inform us of the Company’s position in determining when a Section 19(a) notice under the 1940 Act is required to be sent to shareholders. In addition, please inform us if a Section 19(a) notice was sent to the Company’s stockholders for the year ended December 31, 2014. Also, please consider including such notices and/or the information contained therein on the Company’s website.

Response: The Company has elected to determine whether it is required to send a notice to its stockholders in accordance with Section 19(a) of the 1940 Act on a tax basis and not on a book basis. Such determination is made in connection with the completion of its tax returns for the applicable tax year and any tax return of capital in connection therewith is reflected in the Form 1099-DIVs that it sends to its stockholders. In addition, the Company has included a Section 19(a) notice in the proxy statement used in connection with its special meeting of stockholders to be held on July 20, 2015 with respect to the additional tax return of capital for the years ended December 31, 2013, 2012, 2011 and 2010 resulting from the errors relating to the distributions received by it from the Asset Manager Affiliates. See Definitive Proxy Statement filed with the SEC on June 5, 2015. Finally, the Company will consider the Staff’s suggestion to include information with respect to tax return of capital distributions on its website.

6

16.            Comment: We refer to the CLO Subordinated Securities, Preferred Shares and Income Notes set forth in the Company’s schedule of investments. Please include the effective interest rate and the legal final maturity of each CLO for each such investment in the Company’s schedule of investments. See, e.g., SEC filings of Oxford Lane Capital Corp., including the risk-related and other disclosure included in the notes to its financial statements. Also, we note a reference to “100.0%” and “42.9%” in the “Investment” column in the Company’s schedule investments. Please delete such references if they have been included therein in error.

Response: The Company will delete the noted references in its next filing with the SEC and comply with the remainder of the comment in its SEC filings starting with its Form 10-Q for the quarter ending June 30, 2015.

17.            Comment: We refer to the $23 million outstanding under a credit facility to Trimaran Advisors, L.L.C. (“Trimaran”). Please disclose to us whether Trimaran has used or has the ability to use funds under the credit facility for purposes other than in connection with the loan warehouse arrangements for its CLO Funds. Do the Asset Manager Affiliates currently have any other outstanding sources of debt financing, including lines of credit, from other lenders? In addition, we note disclosure added in the Company’s Form 10-Q for the quarter ended March 31, 2015 that the credit facility is “callable and payable on demand.” Please advise us whether this is a new provision (i.e., the ability to call the loan on demand) of the credit facility or if it has always included such a provision. Please discuss the valuation methodology used by the Company to determine the fair value of the $23 million credit facility at December 31, 2014. Finally, please advise us as to whether this debt investment impacts the fair value of the Company’s equity investment in the Asset Manager Affiliates and, if so, how it does so.

Response: To date, Trimaran has drawn down on the $23 million senior revolving credit facility (the “Trimaran Facility”) provided to it by the Company to facilitate the warehousing of loans in connection with the formation of new CLOs to be managed by the Asset Manager Affiliates.

Also, the Asset Manager Affiliates do not currently have any sources of debt financing other than the Trimaran Facility and have not had and currently do not have any debt outstanding other than the Trimaran Facility; although they may seek to obtain such third-party debt financing in the future.

With respect to the language included in the Company’s Form 10-Q for the quarter ended March 31, 2015 referenced in the Staff’s comment, please note that the Trimaran Facility, which has been amended several times over the years, has always provided that “the entire outstanding principal balance of the . . . Loans and all accrued but unpaid interest thereon are payable on demand by [the Company].”

In addition, as a demand instrument, the fair value of the Trimaran Facility is deemed to be par to the extent that Trimaran has the financial wherewithal to satisfy its obligations under the Trimaran Facility. In this regard, Trimaran has drawn down on the Trimaran Facility in connection with five warehouses related to the five new CLOs formed by it since 2012 and, in each such case, fully repaid amounts outstanding thereunder at the closing of the related CLO transactions (except in one situation in which $1 million remained outstanding after the closing, but was used within a week thereafter in connection with a warehouse for a new CLO). See Exhibit B attached hereto which contains a table that shows the principal activity, including draw and pay downs in connection with the warehousing of new CLOs and the closing of related CLO transactions, under the Trimaran Facility since its inception. If the Company determines that Trimaran does not have the financial wherewithal to satisfy its obligations under the Trimaran Facility, then the Trimaran Facility would be valued on an enterprise value basis.

7

Finally, given that the Company determines the fair value of its equity investment in the Asset Manager Affiliates based on the discounted cash flows of the net management and incentive fees earned by them as collateral managers to CLOs (including the likelihood of the realization of the same by them in future periods), any debt issued by the Asset Manager Affiliates, including under the Trimaran Facility, will be evaluated in connection therewith. Specifically, the Company will first consider the use of the proceeds from the issuance of debt by the Asset Manager Affiliates in connection with its valuation process. With respect to the Trimaran Facility, Trimaran has historically used the proceeds therefrom to fund a subordinated debt investment in a newly formed CLO pursuant to the terms of a warehouse agreement. As a result, while Trimaran has borrowed funds under the Trimaran Facility (which is a liability), it generally uses all of such proceeds to fund a subordinated debt investment in a newly formed CLO (which is an offsetting asset). Thus, as long as the Company expects that Trimaran will be repaid by the newly formed CLO in connection with the sale of interests in the CLO to third-parties (the “CLO Closing”), Trimaran’s draw down of funds under the Trimaran Facility will not generally have any impact on the valuation of the Company’s equity investment in the Asset Manager Affiliates. If the reverse is the case, then the expected losses associated therewith will be taken into account in connection with the discounted cash flows analysis described above.

Next, the Company considers the income and expense impact of any debt issuance undertaken by the Asset Manager Affiliates, including under the Trimaran Facility, in connection with the discounted cash flows analysis. In this regard, the differential between the interest expense payable by Trimaran under the Trimaran Facility and the residual interest income that Trimaran will be entitled to from its subordinated debt investment in the newly formed CLO (i.e., until the time of the CLO Closing) will be taken into account in connection with the Company’s discounted cash flows analysis.

18.            Comment: We refer to the line item entitled “cash” in the combined balance sheets of the Asset Manager Affiliates. Please separately identify any restricted cash included therein. We also refer to the last sentence in the section entitled “Investments at Fair Value” on page S-10 of the Form 10-K. Please confirm whether the $22 million figure included therein is correct.

Response: Please be advised that the line item entitled “cash” in the combined balance sheets of the Asset Manager Affiliates does not include any restricted cash therein. Also, please be advised that the sentence referenced by the Staff should have read something similar to the following: “At December 31, 2014, Trimaran Advisors LLC had a $22 million investment in the subordinated notes of a newly formed CLO in connection with the warehousing of loans prior to the marketing and sale of interests in the CLO to third-party investors.” This sentence or a similar sentence will be included in the Company’s next filing with the SEC in lieu of the sentence referenced by the Staff in its comment.

19.            Comment: We refer to the column entitled “Accumulated Earnings (Deficit)” in the combined statements of changes in member’s equity of the Asset Manager Affiliates. Please advise us how the Asset Manager Affiliates are able to pay dividends to the Company in light of the accumulated deficits disclosed therein.

Response: The characterization of distributions for tax purposes as dividend income, return of basis or capital gain is determined on a year-by-year and an affiliate-by-affiliate basis (and without regard to the results of other affiliates) given that the Asset Manager Affiliates file federal income tax returns on a stand-alone basis.  On the other hand, the GAAP financial statements of the Asset Manager Affiliates aggregate the results of the Asset Manager Affiliates, resulting in the aggregation or offsetting of income and loss for financial reporting purposes in a manner not permitted for federal income tax purposes.

8

Distributions are characterized as dividend income to the extent of (i) current earnings and profits or (ii) accumulated earnings and profits. Distributions in excess of current or accumulated earnings and profits are first treated as return of basis (and reduce the owner’s/shareholder’s basis in the stock of the Asset Manager Affiliates) and then as capital gain. Tax-basis earnings and profits are generally determined based on taxable income, less current federal income tax expense, certain nondeductible amounts such as 50% of meal and entertainment expense, differences in depreciation expense and other items.

To the extent that one Asset Manager Affiliate generates a taxable loss (and thus an earnings and profits deficit) in Year One and taxable income (and thus positive earnings and profits) in Year Two, the Year Two earnings and profits are available to be distributed as taxable dividends (and do not need to replenish prior year tax deficits before making a distribution), whereas the GAAP financial statements will roll forward the inception-to-date net income/loss as accumulated earnings (deficit). For example, as of December 31, 2012, Katonah Debt Advisors LLC (“KDA”) had an accumulated deficit for earnings and profits purposes of approximately $(9.9) million and in 2013 generated positive earnings and profits of $6.8 million, all of which could have been distributed as taxable dividend income. KDA’s actual distributions for 2013 were $4.4 million and are included in “Dividend income from Asset Manager Affiliates” in the Company’s financial statements (along with other Asset Manager Affiliate taxable distributions that year). Over time, and in particular with KDA, years of book and tax losses have given rise to accumulated earnings and profits deficits through December 31, 2013, while recent year profits have been fully distributable as dividend income, contributing to a cumulative difference in book and tax basis accumulated deficits.

Further, from a pure cash standpoint, there are noncash items that reduce GAAP financial statement net income, but do not reduce the Asset Manager Affiliates’ ability to distribute cash, whether such distribution is characterized as a dividend, return of capital or capital gain. For example, Trimaran’s 2014 GAAP financial statement net income includes a noncash intangible amortization expense of approximately $5 million.

20.            Comment: We refer to the earnings release issued by the Company on March 30, 2015. Specifically, the Company disclosed therein that its taxable distributable income for 2013 (restated) was $0.70 per share, while the “Financial Highlights” table included in the Form 10-K discloses that such amount was $0.62 per share. Please advise us on the discrepancy between such figures.

Response: The $0.70 number is the correct figure and the $0.62 number was included in the “Financial Highlights” table in Form 10-K due to a clerical error. In this regard, the tables included on page 45 and F-55 of the Form 10-K contain the correct $0.70 figure (and not the $0.62 number) therein. In any event, the Company will correct the error in the “Financial Highlights” table in the Form N-2 shelf registration statement that the Company will file in connection with the annual update thereof.

*            *            *

9

In connection with responding to the Staff’s comments on the Form 10-K, the Company acknowledges that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the Form 10-K;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the Form 10-K do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•	the Company may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

10